MAY 4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04028154

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

CWMBS, INC.	000906410
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for May 4, 2004	333-109248
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

Exhibit Index

New Issue Marketing Materials

$199,926,800 (Approximate)

CHL Mortgage Pass-Through Trust 2004-7
Mortgage Pass-Through Certificates, Series 2004-7

CWMBS, Inc.
Depositor

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of April 1, 2004.

April 28, 2004

$199,926,800 (approx)

CHL Mortgage Pass-Through Trust 2004-7, Group II
LIBOR and MTA Indexed Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (S&P/Mdy)	Credit Enhancement Level (2)	Interest Rate Type	Collateral Type	Certificate Type
Group II Offered Certificates						
5-A-1	$55,000,000	AAA/Aaa	8.00%	LIBOR (3)	1 Month LIBOR Neg Am	Sub-Group 5 Senior PT
5-A-2	$66,863,000	AAA/Aaa	8.00%	LIBOR (4)	1 Month LIBOR Neg Am	Sub-Group 5 Senior PT
5-A-3	$7,429,100	AAA/Aaa	8.00%	LIBOR (5)	1 Month LIBOR Neg Am	Sub-Group 5 Senior PT
6-A-1	$65,527,700	AAA/Aaa	8.00%	MTA (6)	MTA Neg Am	Sub-Group 6 Senior PT
II-X	Notional (7)	AAA/Aaa	8.00%	WAC (7)	Total Group II	Interest Only
II-A-M		NR/Aaa	4.85%	LIBOR (8)	Total Group II	Grouped II Crossed Sr. Mezz.
II-M	$7,495,400	NR/Aa2	3.25%	LIBOR (8)	Total Group II	Group II Crossed Subordinate
II-B-1	$3,123,000	NR/A2	2.10%	LIBOR (8)	Total Group II	Group II Crossed Subordinate
II-B-2	$2,248,600	NR/Baa2	1.30%	LIBOR (8)	Total Group II	Group II Crossed Subordinate
Group II Privately Offered Certificates						
II-B-3	$1,998,700	NR/Ba2	0.95%	WAC (9)	Total Group II	Group II Crossed Subordinate
II-B-4	$1,499,100	NR/B2	0.655%	WAC (9)	Total Group II	Group II Crossed Subordinate
II-B-5	$1,124,403	NR/NR	–	WAC (9)	Total Group II	Group II Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 5% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) The Pass-Through Rate for the Class 5-A-1 Certificates will be a floating rate based on One-Month LIBOR plus [0.35]% subject to the Net Rate Cap (equal to the weighted average Net Rate of the Subgroup 5 mortgage loans). On the first distribution date after the Clean-Up Call Date, the margin will double. The Class 5-A-1 Certificates will settle flat and accrue interest on a 30/360 basis. The certificate balance of the Class 5-A-1 is subject to increases due to the negative amortization feature of the Subgroup 5 Mortgage Loans.

(4) The Pass-Through Rate for the Class5-A-2 Certificates will be a floating rate based on One-Month LIBOR plus [0.27]% subject to the Net Rate Cap (equal to the weighted average Net Rate of the Subgroup 5 mortgage loans). On the first distribution date after the Clean-Up Call Date, the margin will double. The Class 5-A-2 Certificates will settle flat and accrue interest on a 30/360 basis. The certificate balance of the Class 5-A-2 is subject to increases due to the negative amortization feature of the Subgroup 5 Mortgage Loans.

(5) The Pass-Through Rate for the Class 5-A-3 Certificates will be a floating rate based on One-Month LIBOR plus [0.53]% subject to the Net Rate Cap (equal to the weighted average Net Rate of the Subgroup 5 mortgage loans). On the first distribution date after the Clean-Up Call Date, the margin will double. The Class 5-A-3 Certificates will settle flat and accrue interest on a 30/360 basis. The certificate balance of the Class 5-A-3 is subject to increases due to the negative amortization feature of the Subgroup 5 Mortgage Loans.

(6) The Pass-Through Rate for the Class 6-A-1 Certificates will be a variable rate (the Pass-Through Rate) equal to the weighted average Net Rate of the Subgroup 6 mortgage loans (as of the second preceding due date). The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 1.838%. The certificate balance of the Class 6-A-1 is subject to increases due to the negative amortization feature of the Subgroup 6 Mortgage Loans.

(7) The Class II-X Certificates will consist of four components, Component II-X-1, Component II-X-2, Component II-X-3 and Component II-X-4. The components are not separately transferable.

- Component II-X-1 will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 5 Mortgage Loans over (y) the weighted average pass-through rate on the group 5 senior certificates, based on the notional amount equal to the aggregate current principal amount of the group 5 senior certificates.
- Component II-X-2 will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of such mortgage loan group, the current principal amount of the classes of senior certificates, immediately prior to the related distribution date, over (y) the weighted average of the pass-through rates on the Class II-A-M, Class II-M, Class II-B-1 and Class II-B-2 Certificates, based on the notional amount equal to the aggregate current principal amount of the Class II-A-M, Class II-M, Class II-B-1 and Class II-B-2 Certificates.
- Each of the Component II-X-3 and II-X-4 will have a Component Principal Balance (initially equal to zero) that will increase depending on the amount of deferred interest on the mortgage loans in loan group 5 and loan group 6, respectively, that is allocated to Component II-X-1 and/or Component II-X-2, as applicable, as reduced by all amounts actually distributed as principal of such component on all prior distribution dates.

(8) The Pass-Through Rate for the Class II-A-M, Class II-M, Class II-B-1 and Class II-B-2 Certificates will be a floating rate based on One-Month LIBOR plus [0.50]%, [0.60]%, [1.20]% and [1.90]%, respectively, subject to the Net Rate Cap (equal to the weighted average Net Rate of the group II mortgage loans). On the first distribution date after the Clean-Up Call Date, each such class' margin will be multiplied by 1.5 times the original certificate margin. The Class II-A-M, Class II-M, Class II-B-1 and Class II-B-2 Certificates will settle flat and accrue interest on a 30/360 basis. The Class II-A-M, Class II-M, Class II-B-1 and Class II-B-2 Certificates are subject to increases in their certificate principal balances as a result of the negative amortization feature of the Subgroup 5 and Subgroup 6 Mortgage Loans.

(9) The Class II-B-3, Class II-B-4 and Class II-B-5 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average Net Rate of the group II mortgage loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 1.982%.

Depositor:	CWMBS, Inc.
Master Servicer:	Countrywide Home Loans Servicing LP.
Trustee:	The Bank of New York.
Originator/Seller:	The Mortgage Loans were originated by Countrywide Home Loans, Inc.
Cut-off Date:	April 1, 2004
Closing Date:	April 30, 2004
Rating Agencies:	Standard & Poor's and Moody's Investors Service
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing May 25, 2004.
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Group II Senior Mezzanine and Subordinate Certificates will be cross-collateralized subordinate certificates issued for the mortgage pool.
ERISA:	The Group II Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA:	The Group II Senior, Class II-A-M and Class II-M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: The Master Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: On each distribution date, the Master Servicer is required to cover certain interest shortfalls as a result of certain prepayments as more fully described in the prospectus supplement up to one-half of their aggregate servicing compensation for that distribution date.

Collateral Description: **Group II:**

As of April 1, 2004, the aggregate principal balance of the Mortgage Loans described herein is expected to be approximately $203 million. The Group II loans are indexed to 1-Month LIBOR and 1-Yr MTA with monthly coupon adjustments that allow for negative amortization whereby interest payments may be deferred and added to the principal balance thereof. For these loans, the monthly payment amount is subject to adjustment annually on a date specified in the Mortgage Note, subject to the conditions that (i) the amount of the monthly payment will not increase or decrease by an amount that is more than 7.50% of the monthly payment prior to the adjustment, (ii) as of the first anniversary of the first due date and on the same day every year thereafter, the monthly payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage (either 110% or 125%) of the original principal balance due to deferred interest, the monthly payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance of the Mortgage Loan over its remaining term to maturity.

Each of the Group II mortgage loans has been segregated into two separate mortgage loan groups as described below:

[illegible] Group II	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Max [illegible]
5 (1-Mo. LIBOR)	65.76%	2.235%	1.838%	358	2.471%	2.074%	9.961%
6 (1-Yr. MTA)	34.24%	2.283%	1.894%	358	2.648%	2.259%	9.951%
Totals:	100%	1.251%	1.857%	358	2.531%	2.138%	9.958%

See the attached collateral descriptions for more information. NOTE: the information related to the Group II Mortgage Loans described herein reflects information as of the April 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Group II Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Group II Mortgage Loans, as reflected herein, of up to 5%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.**

Underwriting Standards: The Group II Mortgage Loans were underwritten to the guidelines of the Originator as more fully described in the prospectus supplement

Credit Enhancement: Credit Enhancement for the Group II Certificates will be provided by a senior/subordinate shifting interest structure. The Group II Senior Mezzanine and Subordinate Certificates are cross-collateralized and provide credit enhancement for the related Sub-Group's senior certificates.

Carryover Shortfall Amount: If on any Distribution Date, the Certificate Interest Rate of the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class II-A-M, Class II-M, Class II-B-1 and Class II-B-2 Certificates is subject to their respective Net Rate Cap, such Certificates become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received on such Certificates based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class 5-A-1, Class 5-A-2 and Class 5-A-3 their respective portions of any Carryover Shortfall Amount on a pro rata basis and then to the Class II-A-M, Class II-M, Class II-B-1 and Class II-B-2 Certificates, sequentially, from the Carryover Reserve Fund, after all of the Offered Certificates have received their required amounts (see Cash-Flow Description below).

Cash-Flow Description: Distributions on the Group II Certificates will be made on the 25th day of each month (or next business day). The payments to the Group II Certificates, to the extent of available funds, will be made according to the following priority:

Group II Available Funds:

1. Payment of interest to the holders of the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 6-A-1 and Class II-X Certificates (net of Carryover Shortfall Amounts deposited into Carryover Reserve Fund) in an amount equal to their respective Pass-Through Rates (as described on the cover page);
2. Payment of principal to the holders of the Class 5-A Certificates and Class 6-A Certificates in an amount equal to their respective Subgroup's Senior Optimal Principal Amount. The Senior Optimal Principal Amount for the Group 5-A Certificates will be allocated as follows: Concurrently, (i) to the Class 5-A-1 Certificates its pro rata portion of such Senior Optimal Principal Amount, based on the current principal amounts of each class of Group 5-A Certificates and (ii) sequentially, to the Class 5-A-2 and the Class 5-A-3 Certificates the remaining Senior Optimal Principal Amount for the Group 5-A Certificates;
3. Payment of interest and principal sequentially to the Class II-A-M, Class II-M and then to the Class II-B-1 and Class II-B-2 Certificates in the order of their numerical Class designations so each of the Class II-M, Class II-B-1 and Class II-B-2 Certificates shall receive (a) interest at each class' respective Pass-Through Rate, and (b) such class' Allocable Share of the Group II Subordinate Optimal Principal Distribution Amount.
4. Payment of any Carryover Shortfall Amounts to the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class II-A-M, Class II-M, Class II-B-1 and Class II-B-2 Certificates;
5. Payment of interest and principal sequentially to the Class II-B-3, Class II-B-4 and Class II-B-5 Certificates in the order of their numerical Class designations, beginning with the Class II-B-3, so that each Subordinate Class shall receive (a) the weighted average Net Mortgage Rate of the Group II Mortgage Loans, and (b) such class' Allocable Share of the Group II Subordinate Optimal Principal Distribution Amount.

Negative Amortization: Since the mortgage loans in Subgroups 5 and 6 are subject to negative amortization, the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 6-A-1, Class II-A-M, Class II-M, Class II-B-1 and Class II-B-2 Certificates are subject to increases in their principal balances. However, the amount of negative amortization that occurs in each interest accrual period with respect to each mortgage loan subgroup will be offset by principal collections for such period on such related mortgage loan subgroup. Any negative amortization for a related loan subgroup that is not offset by principal collections will be accreted pro rata to the Senior Certificates for the related mortgage loan subgroup and the Class II-A-M, Class II-M and II-B Certificates.

Shifting Interest:

The Group II Senior Certificates (except for the Class II-X Certificates) will be entitled to receive 100% of the prepayments on the Group II Mortgage Loans up to and including April 2014. The Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the Group II Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Group II Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Group II Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the related Group II Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the related Group II Mortgage Loans do not exceed a) on or prior to April 2007, 20% or b) after April 2007, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the related subordinate prepayment percentage can be allocated to the related subordinate classes.

Allocation of Losses:	Realized Losses on the Group II Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class II-B-5 Certificates, until the Certificate Principal Balance of each Group II Subordinate or Senior Mezzanine Class has been reduced to zero. Thereafter, Realized Losses on the Group 5 Mortgage Loans will be allocated pro rata to the Class 5-A Certificates and realized losses on the Group 6 Mortgage Loans will be allocated to the Class 6-A-1 Certificates. Excess losses on the Mortgage Loans (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to the Senior and Subordinate Certificates.

Effective Rate for Class II-1-A-1

Assumptions:
- 25.00% CPR
- 1M LIBOR = 20.00%
- No Losses

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	1.56	31	9.57	61	9.57	91	9.57
2	7.16	32	9.57	62	9.57	92	9.57
3	7.22	33	9.57	63	9.57	93	9.57
4	9.57	34	9.57	64	9.57	94	9.57
5	9.57	35	9.57	65	9.57	95	9.57
6	9.57	36	9.57	66	9.57	96	9.57
7	9.57	37	9.57	67	9.57	97	9.57
8	9.57	38	9.57	68	9.57	98	9.57
9	9.57	39	9.57	69	9.57	99	9.57
10	9.57	40	9.57	70	9.57	100	9.57
11	9.57	41	9.57	71	9.57	101	9.57
12	9.57	42	9.57	72	9.57	102	9.57
13	9.57	43	9.57	73	9.57	103	9.57
14	9.57	44	9.57	74	9.57	104	9.57
15	9.57	45	9.57	75	9.57	105	9.57
16	9.57	46	9.57	76	9.57	106	9.57
17	9.57	47	9.57	77	9.57	107	9.57
18	9.57	48	9.57	78	9.57	108	9.57
19	9.57	49	9.57	79	9.57	109	9.57
20	9.57	50	9.57	80	9.57	110	9.57
21	9.57	51	9.57	81	9.57	111	9.57
22	9.57	52	9.57	82	9.57	112	9.57
23	9.57	53	9.57	83	9.57	113	9.57
24	9.57	54	9.57	84	9.57	114	9.57
25	9.57	55	9.57	85	9.57		
26	9.57	56	9.57	86	9.57		
27	9.57	57	9.57	87	9.57		
28	9.57	58	9.57	88	9.57		
29	9.57	59	9.57	89	9.57		
30	9.57	60	9.57	90	9.57		

Effective Rate for Class 5-A-2

Assumptions:
- 25.00% CPR
- MTA = 20.00%
- No Losses

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	1.56	31	9.57	61	9.57	91	9.57
2	7.16	32	9.57	62	9.57	92	9.57
3	7.22	33	9.57	63	9.57	93	9.57
4	9.57	34	9.57	64	9.57	94	9.57
5	9.57	35	9.57	65	9.57	95	9.57
6	9.57	36	9.57	66	9.57	96	9.57
7	9.57	37	9.57	67	9.57	97	9.57
8	9.57	38	9.57	68	9.57	98	9.57
9	9.57	39	9.57	69	9.57	99	9.57
10	9.57	40	9.57	70	9.57	100	9.57
11	9.57	41	9.57	71	9.57	101	9.57
12	9.57	42	9.57	72	9.57	102	9.57
13	9.57	43	9.57	73	9.57	103	9.57
14	9.57	44	9.57	74	9.57	104	9.57
15	9.57	45	9.57	75	9.57	105	9.57
16	9.57	46	9.57	76	9.57	106	9.57
17	9.57	47	9.57	77	9.57	107	9.57
18	9.57	48	9.57	78	9.57	108	9.57
19	9.57	49	9.57	79	9.57	109	9.57
20	9.57	50	9.57	80	9.57	110	9.57
21	9.57	51	9.57	81	9.57	111	9.57
22	9.57	52	9.57	82	9.57	112	9.57
23	9.57	53	9.57	83	9.57	113	9.57
24	9.57	54	9.57	84	9.57	114	9.57
25	9.57	55	9.57	85	9.57		
26	9.57	56	9.57	86	9.57		
27	9.57	57	9.57	87	9.57		
28	9.57	58	9.57	88	9.57		
29	9.57	59	9.57	89	9.57		
30	9.57	60	9.57	90	9.57		

Effective Rate for Class 5-A-3

Assumptions:
- 25.00% CPR
- MTA = 20.00%
- No Losses

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	1.56	31	9.57	61	9.57	91	9.57
2	7.16	32	9.57	62	9.57	92	9.57
3	7.22	33	9.57	63	9.57	93	9.57
4	9.57	34	9.57	64	9.57	94	9.57
5	9.57	35	9.57	65	9.57	95	9.57
6	9.57	36	9.57	66	9.57	96	9.57
7	9.57	37	9.57	67	9.57	97	9.57
8	9.57	38	9.57	68	9.57	98	9.57
9	9.57	39	9.57	69	9.57	99	9.57
10	9.57	40	9.57	70	9.57	100	9.57
11	9.57	41	9.57	71	9.57	101	9.57
12	9.57	42	9.57	72	9.57	102	9.57
13	9.57	43	9.57	73	9.57	103	9.57
14	9.57	44	9.57	74	9.57	104	9.57
15	9.57	45	9.57	75	9.57	105	9.57
16	9.57	46	9.57	76	9.57	106	9.57
17	9.57	47	9.57	77	9.57	107	9.57
18	9.57	48	9.57	78	9.57	108	9.57
19	9.57	49	9.57	79	9.57	109	9.57
20	9.57	50	9.57	80	9.57	110	9.57
21	9.57	51	9.57	81	9.57	111	9.57
22	9.57	52	9.57	82	9.57	112	9.57
23	9.57	53	9.57	83	9.57	113	9.57
24	9.57	54	9.57	84	9.57	114	9.57
25	9.57	55	9.57	85	9.57		
26	9.57	56	9.57	86	9.57		
27	9.57	57	9.57	87	9.57		
28	9.57	58	9.57	88	9.57		
29	9.57	59	9.57	89	9.57		
30	9.57	60	9.57	90	9.57		

Effective Rate for Class 6-A-1

Assumptions:
- 25.00% CPR
- COFI = 20.00%
- No Losses

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	1.56	31	9.57	61	9.57	91	9.57
2	7.16	32	9.57	62	9.57	92	9.57
3	7.22	33	9.57	63	9.57	93	9.57
4	9.57	34	9.57	64	9.57	94	9.57
5	9.57	35	9.57	65	9.57	95	9.57
6	9.57	36	9.57	66	9.57	96	9.57
7	9.57	37	9.57	67	9.57	97	9.57
8	9.57	38	9.57	68	9.57	98	9.57
9	9.57	39	9.57	69	9.57	99	9.57
10	9.57	40	9.57	70	9.57	100	9.57
11	9.57	41	9.57	71	9.57	101	9.57
12	9.57	42	9.57	72	9.57	102	9.57
13	9.57	43	9.57	73	9.57	103	9.57
14	9.57	44	9.57	74	9.57	104	9.57
15	9.57	45	9.57	75	9.57	105	9.57
16	9.57	46	9.57	76	9.57	106	9.57
17	9.57	47	9.57	77	9.57	107	9.57
18	9.57	48	9.57	78	9.57	108	9.57
19	9.57	49	9.57	79	9.57	109	9.57
20	9.57	50	9.57	80	9.57	110	9.57
21	9.57	51	9.57	81	9.57	111	9.57
22	9.57	52	9.57	82	9.57	112	9.57
23	9.57	53	9.57	83	9.57	113	9.57
24	9.57	54	9.57	84	9.57	114	9.57
25	9.57	55	9.57	85	9.57		
26	9.57	56	9.57	86	9.57		
27	9.57	57	9.57	87	9.57		
28	9.57	58	9.57	88	9.57		
29	9.57	59	9.57	89	9.57		
30	9.57	60	9.57	90	9.57		

Effective Rate for Class II-A-M

Assumptions:
- 25.00% CPR
- 1M LIBOR = 20.00%
- MTA = 20.00%
- COFI = 20.00%
- No Losses

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	8.42	31	9.58	61	9.58	91	9.58
2	7.18	32	9.58	62	9.58	92	9.58
3	7.22	33	9.58	63	9.58	93	9.58
4	9.58	34	9.58	64	9.58	94	9.58
5	9.58	35	9.58	65	9.58	95	9.58
6	9.58	36	9.58	66	9.58	96	9.58
7	9.58	37	9.58	67	9.58	97	9.58
8	9.58	38	9.58	68	9.58	98	9.58
9	9.58	39	9.58	69	9.58	99	9.58
10	9.58	40	9.58	70	9.58	100	9.58
11	9.58	41	9.58	71	9.58	101	9.58
12	9.58	42	9.58	72	9.58	102	9.58
13	9.58	43	9.58	73	9.58	103	9.58
14	9.58	44	9.58	74	9.58	104	9.58
15	9.58	45	9.58	75	9.58	105	9.58
16	9.58	46	9.58	76	9.58	106	9.58
17	9.58	47	9.58	77	9.58	107	9.58
18	9.58	48	9.58	78	9.58	108	9.58
19	9.58	49	9.58	79	9.58	109	9.58
20	9.58	50	9.58	80	9.58	110	9.58
21	9.58	51	9.58	81	9.58	111	9.58
22	9.58	52	9.58	82	9.58	112	9.58
23	9.58	53	9.58	83	9.58	113	9.58
24	9.58	54	9.58	84	9.58	114	9.58
25	9.58	55	9.58	85	9.58		
26	9.58	56	9.58	86	9.58		
27	9.58	57	9.58	87	9.58		
28	9.58	58	9.58	88	9.58		
29	9.58	59	9.58	89	9.58		
30	9.58	60	9.58	90	9.58		

Effective Rate for Class II-M

Assumptions:
- 25.00% CPR
- 1M LIBOR = 20.00%
- MTA = 20.00%
- COFI = 20.00%
- No Losses

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	8.42	31	9.58	61	9.58	91	9.58
2	7.18	32	9.58	62	9.58	92	9.58
3	7.22	33	9.58	63	9.58	93	9.58
4	9.58	34	9.58	64	9.58	94	9.58
5	9.58	35	9.58	65	9.58	95	9.58
6	9.58	36	9.58	66	9.58	96	9.58
7	9.58	37	9.58	67	9.58	97	9.58
8	9.58	38	9.58	68	9.58	98	9.58
9	9.58	39	9.58	69	9.58	99	9.58
10	9.58	40	9.58	70	9.58	100	9.58
11	9.58	41	9.58	71	9.58	101	9.58
12	9.58	42	9.58	72	9.58	102	9.58
13	9.58	43	9.58	73	9.58	103	9.58
14	9.58	44	9.58	74	9.58	104	9.58
15	9.58	45	9.58	75	9.58	105	9.58
16	9.58	46	9.58	76	9.58	106	9.58
17	9.58	47	9.58	77	9.58	107	9.58
18	9.58	48	9.58	78	9.58	108	9.58
19	9.58	49	9.58	79	9.58	109	9.58
20	9.58	50	9.58	80	9.58	110	9.58
21	9.58	51	9.58	81	9.58	111	9.58
22	9.58	52	9.58	82	9.58	112	9.58
23	9.58	53	9.58	83	9.58	113	9.58
24	9.58	54	9.58	84	9.58	114	9.58
25	9.58	55	9.58	85	9.58		
26	9.58	56	9.58	86	9.58		
27	9.58	57	9.58	87	9.58		
28	9.58	58	9.58	88	9.58		
29	9.58	59	9.58	89	9.58		
30	9.58	60	9.58	90	9.58		

Effective Rate for Class II-B-1

Assumptions:
- 25.00% CPR
- 1M LIBOR = 20.00%
- MTA = 20.00%
- COFI = 20.00%
- No Losses

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	8.42	31	9.58	61	9.58	91	9.58
2	7.18	32	9.58	62	9.58	92	9.58
3	7.22	33	9.58	63	9.58	93	9.58
4	9.58	34	9.58	64	9.58	94	9.58
5	9.58	35	9.58	65	9.58	95	9.58
6	9.58	36	9.58	66	9.58	96	9.58
7	9.58	37	9.58	67	9.58	97	9.58
8	9.58	38	9.58	68	9.58	98	9.58
9	9.58	39	9.58	69	9.58	99	9.58
10	9.58	40	9.58	70	9.58	100	9.58
11	9.58	41	9.58	71	9.58	101	9.58
12	9.58	42	9.58	72	9.58	102	9.58
13	9.58	43	9.58	73	9.58	103	9.58
14	9.58	44	9.58	74	9.58	104	9.58
15	9.58	45	9.58	75	9.58	105	9.58
16	9.58	46	9.58	76	9.58	106	9.58
17	9.58	47	9.58	77	9.58	107	9.58
18	9.58	48	9.58	78	9.58	108	9.58
19	9.58	49	9.58	79	9.58	109	9.58
20	9.58	50	9.58	80	9.58	110	9.58
21	9.58	51	9.58	81	9.58	111	9.58
22	9.58	52	9.58	82	9.58	112	9.58
23	9.58	53	9.58	83	9.58	113	9.58
24	9.58	54	9.58	84	9.58	114	9.58
25	9.58	55	9.58	85	9.58		
26	9.58	56	9.58	86	9.58		
27	9.58	57	9.58	87	9.58		
28	9.58	58	9.58	88	9.58		
29	9.58	59	9.58	89	9.58		
30	9.58	60	9.58	90	9.58		

Effective Rate for Class II-B-2

Assumptions:
- 25.00% CPR
- 1M LIBOR = 20.00%
- MTA = 20.00%
- COFI = 20.00%
- No Losses

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	1.57	31	9.58	61	9.58	91	9.58
2	7.18	32	9.58	62	9.58	92	9.58
3	7.22	33	9.58	63	9.58	93	9.58
4	9.58	34	9.58	64	9.58	94	9.58
5	9.58	35	9.58	65	9.58	95	9.58
6	9.58	36	9.58	66	9.58	96	9.58
7	9.58	37	9.58	67	9.58	97	9.58
8	9.58	38	9.58	68	9.58	98	9.58
9	9.58	39	9.58	69	9.58	99	9.58
10	9.58	40	9.58	70	9.58	100	9.58
11	9.58	41	9.58	71	9.58	101	9.58
12	9.58	42	9.58	72	9.58	102	9.58
13	9.58	43	9.58	73	9.58	103	9.58
14	9.58	44	9.58	74	9.58	104	9.58
15	9.58	45	9.58	75	9.58	105	9.58
16	9.58	46	9.58	76	9.58	106	9.58
17	9.58	47	9.58	77	9.58	107	9.58
18	9.58	48	9.58	78	9.58	108	9.58
19	9.58	49	9.58	79	9.58	109	9.58
20	9.58	50	9.58	80	9.58	110	9.58
21	9.58	51	9.58	81	9.58	111	9.58
22	9.58	52	9.58	82	9.58	112	9.58
23	9.58	53	9.58	83	9.58	113	9.58
24	9.58	54	9.58	84	9.58	114	9.58
25	9.58	55	9.58	85	9.58		
26	9.58	56	9.58	86	9.58		
27	9.58	57	9.58	87	9.58		
28	9.58	58	9.58	88	9.58		
29	9.58	59	9.58	89	9.58		
30	9.58	60	9.58	90	9.58		

STATEMENT REGARDING ASSUMPTIONS
AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

New Issue Marketing Materials

$744,154,000 (Approximate)

CHL Mortgage Pass-Through Trust 2004-7
Mortgage Pass-Through Certificates, Series 2004-7

CWMBS, Inc.
Depositor

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of April 1, 2004.

April 28, 2004

$744,154,000 (approx)
CHL Mortgage Pass-Through Trust 2004-7, Group I
Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (S&P/Mdy)	Credit Enhance-%age (2)	Interest Rate Type	Collateral Type	Certificate Type
Group I Offered Certificates						
1-A-1	$129,161,900	AAA/Aaa	3.60%	WAC (3)	3/1 Hybrids	Sub-Group 1 Senior PT
2-A-1	$252,340,000	AAA/Aaa	3.60%	WAC (4)	5/1 Hybrids	Sub-Group 2 Senior PT
3-A-1	$245,313,000	AAA/Aaa	3.60%	WAC (5)	7/1 Hybrids	Sub-Group 3 Senior PT
4-A-1	$96,335,000	AAA/Aaa	3.60%	WAC (6)	10/1 Hybrids	Sub-Group 4 Senior PT
3-X	notional	AAA/Aaa	3.60%	WAC (7)	7/1 Hybrids	Sub-Group 3 Senior IO
4-X	notional	AAA/Aaa	3.60%	WAC (8)	10/1 Hybrids	Sub-Group 4 Senior IO
I-M	$9,376,000	AA/Aa2	2.35%	WAC (9)	Total Group I	Group I Crossed Subordinate
I-B-1	$6,752,000	A/A2	1.45%	WAC (9)	Total Group I	Group I Crossed Subordinate
I-B-2	$4,876,000	BBB/Baa2	0.80%	WAC (9)	Total Group I	Group I Crossed Subordinate
Group I Privately Offered Certificates						
I-B-3	$2,625,000	BB/NR	0.45%	WAC (9)	Total Group I	Group I Crossed Subordinate
I-B-4	$1,876,000	B/NR	0.20%	WAC (9)	Total Group I	Group I Crossed Subordinate
I-B-5	$1,502,251	NR	-	WAC (9)	Total Group I	Group I Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 5% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) The Class 1-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group1 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [3.918%].

(4) The Class 2-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group 2 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.153%].

(5) Up to and including the distribution date in April 2011, the Class 3-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group 3 Mortgage Loans minus [.527%]. After the distribution date in April 2011, the Pass-Through Rate will equal the weighted average of the Net Rates of the Sub-Group 3 Mortgage Loans. The Pass-Through Rate for the Class 3-A-1 Certificates with respect to the first Interest Accrual Period is expected to be approximately [4.102%].

(6) Up to and including the distribution date in April 2014, the Class 4-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group 4 Mortgage Loans minus [.465%]. After the distribution date in April 2014, the Pass-Through Rate will equal the weighted average of the Net Rates of the Sub-Group 4 Mortgage Loans. The Pass-Through Rate for the Class 4-A-1 Certificates with respect to the first Interest Accrual Period is expected to be approximately [4.560%].

(7) Up to and including the distribution date in April 2011, the Class 3-X Certificates will bear interest at a fixed rate equal to [.527%], based on a notional balance equal to the current principal balance of the Class 3-A-1 Certificates. After the

distribution date in April 2011 the Class 3-X Certificates will each have a notional balance equal to zero and will not bear any interest.

(8) Up to and including the distribution date in April 2014, the Class 4-X Certificates will bear interest at a fixed rate equal to [.465%], based on a notional balance equal to the current principal balance of the Class 4-A-1 Certificates. After the distribution date in April 2014 the Class 4-X Certificates will each have a notional balance equal to zero and will not bear any interest.

(9) The Group I Subordinate Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.389%].

Depositor:	CWMBS, Inc.
Master Servicer:	Countrywide Home Loans Servicing LP.
Trustee:	The Bank of New York.
Originator/Seller:	The Mortgage Loans were originated by Countrywide Home Loans, Inc.
Cut-off Date:	April 1, 2004
Closing Date:	April 30, 2004
Rating Agencies:	Standard & Poor's and Moody's Investors Service
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing May 25, 2004.
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Group I Subordinate Certificates will be cross-collateralized subordinate certificates issued for the mortgage pool.
ERISA:	The Group I Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA:	The Group I Senior and Class I-M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Advancing Obligation:	The Master Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master

Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest:

On each distribution date, the Master Servicer is required to cover certain interest shortfalls as a result of certain prepayments as more fully described in the prospectus supplement up to one-half of their aggregate servicing compensation for that distribution date.

Collateral Description:

As of April 1, 2004, the aggregate principal balance of the Group I Mortgage Loans described herein is expected to be approximately $750 million. The Group I Mortgage Loans are conventional, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). Each of the Hybrid ARMS is fully amortizing over their original term (generally 30-years) other than approximately 62% of the Hybrid ARMs that allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term.

Each Group I mortgage loan has been segregated into four separate mortgage loan groups as described below:

Group I	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
1	17.86%	4.187%	3.918%	360	2.281%	2.012%	2.006%	2.000%	10.186%	36
2*	34.89%	4.916%	4.153%	359	2.267%	1.504%	4.982%	2.000%	9.921%	59
3**	33.92%	4.889%	4.629%	360	2.266%	2.006%	5.000%	2.000%	9.889%	84
4**	13.32%	5.284%	5.025%	360	2.266%	2.007%	5.000%	2.000%	10.284%	120
Totals:	100%	4.826%	4.389%	360	2.269%	1.832%	4.459%	2.000%	10.006%	71

*The servicing fee on these loans will initially be 0.750% and will step down to 0.375% at the first rate adjustment date.

** The servicing fee on hybrid loans with initial fixed rate periods of seven or ten years will be increased from 0.250% to 0.375% at the first rate adjustment date.

See the attached collateral descriptions for more information. NOTE: the information related to the Mortgage Loans described herein reflects information as of the April 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 5%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.**

Underwriting Standards: The Group I Mortgage Loans were underwritten to the guidelines of the Originator as more fully described in the prospectus supplement

Credit Enhancement: Credit Enhancement for the Group I Certificates will be provided by a senior/subordinate shifting interest structure. The Group I Subordinate Certificates are cross-collateralized and provide credit enhancement for the Class 1-A-1, Class 2-A-1, Class 3-A-1 and Class 4-A-1 Certificates.

Cash-Flow Description: Distributions on the Group I Certificates will be made on the 25th day of each month (or next business day). The payments to the Group I Certificates, to the extent of Group I available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class 1-A-1, Class 2-A-1, Class 3-A-1 and Class 4-A-1, Class 3-X, Class 4-X Certificates at a rate equal to their respective Pass-Through Rates (as described on page 2 hereof);
2. Payment of principal to the holders of the Class 1-A-1, Class 2-A-1, Class 3-A-1 and Class 4-A-1 Certificates in an amount equal to their respective Sub-Group's Senior Optimal Principal Amount;
3. Payment of interest and principal sequentially to the Class I-M and then to each of the Class I-B Certificates in the order of their numerical Class designations, so that each such Class shall receive (a) the weighted average Net Mortgage Rate of the Group I Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest: The Group I Senior Certificates will be entitled to receive 100% of the prepayments on the related mortgage loans up to and including April 2009. The Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0%

of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the Group I Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Group I Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the related Group I Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Group I Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Group I Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Group I Mortgage Loans do not exceed a) on or prior to April 2007, 20% or b) after April 2007, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Group I Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class I-B-5 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Sub-Group 1 Mortgage Loans will be allocated to the Class 1-A-1 Certificates, realized losses on the Sub-Group 2 Mortgage Loans will be allocated to the Class 2-A-1 Certificates, realized losses on the Sub-Group 3 Mortgage Loans will be allocated to the Class 3-A-1 Certificates, realized losses on the Sub-Group 4 Mortgage Loans will be allocated to the Class 4-A-1 Certificates.

Excess losses on the Mortgage Loans (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to the Senior and Subordinate Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

****

****